# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INVO Fertility, Inc., CIK 0001417926
CUSIP: 44984F708
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5582 Broadcast Court, Sarasota, Florida (FL), 34240
Date of event which requires filing of this statement: 06/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001670457

## Reporting persons
- Greenblock Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 617,954; sole dispositive power 0; shared dispositive power 617,954; aggregate amount beneficially owned 617,954 (9.99% of the class)
  Comment: Note to 6, 8, 9 and 11: Based on 5,624,014 shares outstanding as of October 13, 2025.
  
  Note to 10: The aggregate amount in Row 9 represents the maximum amount of shares that GreenBlock Capital, LLC can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of GreenBlock Capital, LLC's securities would exceed this restriction.
- SPENCER CHRISTOPHER J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 617,954; sole dispositive power 0; shared dispositive power 617,954; aggregate amount beneficially owned 617,954 (9.99% of the class)
  Comment: Note to 6, 8, 9 and 11: Based on 5,624,014 shares outstanding as of October 13, 2025.
  
  Note to 10: The aggregate amount in Row 9 represents the maximum amount of shares of common stock that GreenBlock Capital, LLC can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of GreenBlock Capital, LLC's securities would exceed this restriction.

## Item 1. Issuer
Name of issuer: INVO Fertility, Inc.
Address of issuer's principal executive offices: 5582 Broadcast Court, Sarasota, FL 34240

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by GreenBlock Capital, LLC ("GreenBlock") and Christopher Spencer (the "Manager") with regard to common stock of INVO Fertility, Inc. (the "Issuer"). GreenBlock is a single-member limited liability company organized under the laws of the State of Florida. The investments of GreenBlock are managed by the Manager. The Manager is also vested with the power to vote and to dispose or direct the disposition of the securities of the Issuer. The Manager does not himself own any securities of the Issuer.
Address of principal business office or, if none, residence:
GreenBlock Capital, LLC
420 Royal Palm Way
Suite 100
Palm Beach, FL 33480

Christopher Spencer
420 Royal Palm Way
Suite 100
Palm Beach, FL 33480
Citizenship:
GreenBlock Capital, LLC
Florida

Christopher Spencer
United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
GreenBlock Capital, LLC - 617,954
Christopher Spencer - 617,954
Percent of class:
GreenBlock Capital, LLC - 9.99%
Christopher Spencer - 9.99%
Sole power to vote or to direct the vote:
GreenBlock Capital, LLC - 0
Christopher Spencer - 0
Shared power to vote or to direct the vote:
GreenBlock Capital, LLC - 617,954
Christopher Spencer - 617,954
Sole power to dispose or to direct the disposition:
GreenBlock Capital, LLC - 0
Christopher Spencer - 0
Shared power to dispose or to direct the disposition:
GreenBlock Capital, LLC - 617,954
Christopher Spencer - 617,954

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A. Agreement of Joint Filing

## Signatures
- Greenblock Capital, LLC: /s/ Christopher Spencer, Christopher Spencer, Manager of GreenBlock Capital LLC (10/28/2025)
- SPENCER CHRISTOPHER J: /s/ Christopher Spencer, Christopher Spencer, Manager of GreenBlock Capital LLC (10/28/2025)